UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-11437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION

SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

Lockheed Martin Corporation

Salaried Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator

Lockheed Martin Corporation

Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Lockheed Martin Corporation Salaried Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

Washington, D.C.

June 22, 2017

Lockheed Martin Corporation Salaried Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2016

(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments, at fair value	$6,426,770	$—	$21,007,933	$27,434,703
Investments in fully benefit-responsive investment contracts at contract value	—	—	3,233,930	3,233,930
Net assets held in 401(h) account	—	7,503	—	7,503
Receivables:
Participant contributions	—	—	12,910	12,910
Employer contributions	4,414	—	2,509	6,923
Notes receivable from participants	—	—	202,270	202,270

Total assets	6,431,184	7,503	24,459,552	30,898,239
Liabilities
Administrative expenses payable	—	—	2,490	2,490
Amounts related to obligation of 401(h) account	—	7,503	—	7,503

Total liabilities	—	7,503	2,490	9,993

Total net assets available for benefits	$6,431,184	$—	$24,457,062	$30,888,246

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2015

(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments, at fair value	$6,092,331	$—	$20,187,237	$26,279,568
Investments in fully benefit-responsive investment contracts at contract value	—	—	2,674,602	2,674,602
Net assets held in 401(h) account	—	147,132	—	147,132
Receivables:
Participant contributions	—	—	30,058	30,058
Employer contributions	10,291	—	—	10,291
Notes receivable from participants	—	—	231,936	231,936

Total assets	6,102,622	147,132	23,123,833	29,373,587
Liabilities
Administrative expenses payable	—	—	2,692	2,692
Amounts related to obligation of 401(h) account	—	147,132	—	147,132

Total liabilities	—	147,132	2,692	149,824

Total net assets available for benefits	$6,102,622	$—	$23,121,141	$29,223,763

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

(in thousands)

	ESOP Fund	Participant- Directed Investments	Total
Net assets available for benefits at beginning of year	$6,102,622	$23,121,141	$29,223,763

Additions to net assets:
Contributions:
Participant	52,017	933,594	985,611
Employer	299,944	174,676	474,620

Total contributions	351,961	1,108,270	1,460,231
Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	1,082,463	1,858,825	2,941,288
Interest income on notes receivable from participants	—	9,586	9,586

Total additions	1,434,424	2,976,681	4,411,105
Deductions from net assets:
Distributions and withdrawals	1,105,481	1,631,772	2,737,253
Administrative expenses	381	33,943	34,324

Total deductions	1,105,862	1,665,715	2,771,577

Change in net assets	328,562	1,310,966	1,639,528
Transfers to and from other plans	—	24,955	24,955

Net assets available for benefits at end of year	$6,431,184	$24,457,062	$30,888,246

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of Lockheed Martin Corporation (Lockheed Martin or the Corporation) in groups to which Plan participation is extended by the Corporation, including employees in the U.S. and certain U.S. citizens working abroad. Eligible employees are automatically enrolled in the Plan when they are hired, unless they affirmatively decline to participate.

On August 16, 2016, the Corporation divested its Information Systems & Global Solutions (IS&GS) business segment, which merged with a subsidiary of Leidos Holdings, Inc. As of the date of divestiture, employees of the IS&GS business segment were no longer contributing in the Plan.

In November 2015, the Corporation acquired Sikorsky Aircraft Corporation (Sikorsky) from United Technologies Corporation (UTC) and beginning January 1, 2016, certain eligible Sikorsky employees are participating in the Plan.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the Employee Stock Ownership Plan Fund (ESOP Fund) and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.

The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The record keeper is Voya. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

Plan Merger and Transfer of Assets

Certain salaried employees who were participating in the Lockheed Martin Corporation Operations Support Savings Plan (OSSP) became eligible to contribute to the Plan and ineligible to contribute to the OSSP. In 2011, most of these employees had their account balances transferred from the OSSP to the Plan. Account balances of employees with outstanding loans in the OSSP were not immediately transferred; however, these account balances are subject to transfer to the Plan when the loans are repaid. During 2016, assets of the OSSP in the amount of $5,801,000 were transferred to the Plan.

Pursuant to merger and transfer amendments in 2016, net assets of $14,282,000 from the Systems Made Simple, Inc. 401(k) Profit Sharing Plan and Trust and $5,429,000 from the Deposition Sciences, Inc. 401(k) Savings Plan were transferred to the Plan.

In addition to the transfers of assets discussed above, $557,000 was transferred to the Sandia Corporation Savings and Income Plan.

Contributions

The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Through September 30, 2016, eligible employees could make contributions of up to 25% per year. In 2016, the Plan was amended such that employees can contribute up to 40% of the employee’s base salary beginning October 1, 2016, subject to regulatory limitations. If automatically enrolled, a participant’s contribution is set at 3% of their base salary in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year up to 8% unless changed by the participant. The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Corporation contributes an amount equal to 50% of the first 8% of the participant’s basic contribution. Substantially all employer matching contributions to the Plan consist of the Corporation’s common stock invested in the ESOP Fund. In addition to the up to 4% employer matching contribution, the Corporation contributes an employer profit-sharing contribution of 2% of the employee’s weekly base salary for eligible salaried employees as of January 1, 2016. Participants are immediately vested in all employer contributions.

In November 2015, the Corporation acquired Sikorsky and effective January 1, 2016, eligible employees of Sikorsky can make contributions of up to 40% of the employee’s base wages. The base wages are defined as the base compensation paid to employees during the year plus overtime and/or any performance-based compensation awards. The Corporation contributes an amount equal to 60% of the first 6% of the participant’s basic contribution (and 50% of ratification bonus contributions). Substantially all employer matching contributions are automatically invested in the ESOP Fund. In addition to the up to 3.6% employer matching contribution, the Corporation contributes an employer profit-sharing contribution of 3% to 8% based on employees’ plan eligibility and age as of December 31 of each calendar year. Contributions will be invested into the age appropriate Target Date Fund unless the employee elects another investment option. Effective December 31, 2016, the special provisions for Sikorsky employees ended and all Sikorsky participants have the same benefits as Lockheed Martin participants.

Participant contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their account balance to the Stable Value Fund during the fourth quarter of each year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Directed Brokerage Account (SDBA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SDBA, whereby a participant may elect to invest up to 75% of the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant’s direction. A participant’s initial transfer to the SDBA must be at least $3,000, and subsequent transfers must be at least $1,000. No distributions, withdrawals, or loans may be made directly from the assets in the SDBA.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer’s matching and non-elective contributions and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

The Plan held 25,545,157 and 27,981,093 shares of the Corporation’s common stock in the ESOP Fund as of December 31, 2016 and 2015, respectively.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (IRC). The 401(h) arrangement is used by the Corporation to fund, in part, the Corporation’s portion of post-retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the IRC, the Plan’s investment in the 401(h) account may not be used or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company. In 2016, health and welfare benefits of $144,321,000 were paid to cover post-retirement medical expenses incurred by participants in certain retiree medical plans (see Note 6).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are primarily reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. See Note 3 for discussion of fair value measurements and fully benefit-responsive investment contracts.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Certain indirect administrative expenses are paid by the Corporation and are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update 2017-06, which clarifies the presentation and disclosure requirements for an employee benefit plan’s interest in a master trust. The new standard requires a plan’s interests in master trust balances and activities to be presented on the face of the Plan’s financial statements as a single line item for each interest in a master trust. The new standard also requires the disclosure of the master trust’s investments by general type and the dollar amount of the plan’s interest in each type; and the disclosure of the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan’s interest in each balance. An adoption of the new standard will eliminate the requirement to disclose the Plan’s overall percentage interest in the trust and the health and welfare plans’ requirement to disclose 401(h) investment account information, in which such information will be disclosed in the defined benefit plan. The standard is effective for the Plan beginning on January 1, 2019, with early adoption permitted. Plan management is currently evaluating the impact of the standard on the financial statements and related disclosures.

In July 2015, the FASB issued ASU 2015-12, a three-part standard that simplifies employee benefit plan reporting. Part I of the standard eliminates the requirement to measure and present fully benefit-responsive investment contracts at fair value within the statements of net assets available for benefits and related disclosures and also eliminates the requirement to reconcile contract value to fair value, when these measures differ. Under the new standard, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. Part II of the standard requires investments be grouped by general type and eliminates the requirement to disclose the net appreciation or depreciation for investments by general type and Part III provides for a measurement-date practical expedient. The standard was effective for the Plan beginning on January 1, 2016, with early adoption permitted for any of the three parts of the standard without adopting the other parts. The Plan early adopted Part I of the standard for Plan Year 2015. The Plan adopted Part II of the standard on January 1, 2016 and reflected the provisions of Part II for all periods presented in these financial statements. The measurement date practical expedient provided by Part III of the standard is not applicable as the Plan’s year end coincides with the end of the reporting year in which investments are measured.

3. Master Trust & 401(h) account

General

The Plan’s interest in the Master Trust is stated at the value of the underlying net assets in the Master Trust. The realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s earnings, which include unrealized gains and losses, investment income and plan expenses. The Plan’s interest in the Master Trust’s net assets as of December 31, 2016 and 2015 was 90.42% and 90.65%, respectively.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide that realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts are fully benefit-responsive, which guarantees that all qualified participant withdrawals will occur at contract value.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the fair value of the underlying investments.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, which is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance. The interest is compounded daily based on an annual rate equal to the interest crediting rate to the Short-Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2016 and 2015, there were no such advances payable to the Corporation. Occasionally, the Master Trust and 401(h) account invest in derivative financial instruments for liquidity or asset allocation purposes. At December 31, 2016 and 2015, there were no material investments in derivatives.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities;

•	Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3 – Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2016 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short term investment fund	$41,465	$615,886	$657,351
Common and preferred stocks	2,461,975	—	2,461,975
Common stocks—Lockheed Martin	9,214,947	—	9,214,947
Common collective trusts(a)	—	15,554,182	15,554,182
Registered investment companies (Mutual funds)	315,511	—	315,511
Corporate debt securities	—	197,223	197,223
U.S. Government securities	—	772,040	772,040
Other investments(b)	—	320,555	320,555
Self-directed brokerage account	828,545	—	828,545

Total investment assets at fair value	$12,862,443	$17,459,886	$30,322,329

Payables, net			(65,674)
Fully benefit-responsive investment contracts at contract value			3,576,465

Total net assets			$33,833,120

Interest and dividend income earned by the Master Trust for the year ended December 31, 2016 was $387,400,000. The net appreciation and depreciation for the year ended December 31, 2016 was $2,766,409,000.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2015 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short term investment fund(c)	$36,553	$488,581	$525,134
Common and preferred stocks	2,565,316	—	2,565,316
Common stocks—Lockheed Martin	8,684,776	—	8,684,776
Common collective trusts(a)	—	13,552,858	13,552,858
Registered investment companies (Mutual funds)	1,211,075	—	1,211,075
Corporate debt securities	—	91,246	91,246
U.S. Government securities	—	869,084	869,084
Other investments(b)	—	738,869	738,869
Self-directed brokerage account	741,850	22,459	764,309

Total investment assets at fair value	$13,239,570	$15,763,097	$29,002,667

Payables, net			(4,967)
Fully benefit-responsive investment contracts at contract value			2,950,480

Total net assets			$31,948,180

(a)	Common Collective Trusts, have been measured at fair value using the net asset value per share (or its equivalent) and not as a practical expedient which accordingly is classified in the fair value hierarchy.
(b)	Includes securities issued by government-sponsored entities, collateralized mortgage obligations, municipals, auto loan receivables, asset-backed securities, foreign government securities, credit card receivables, and repurchase agreements.
(c)	The Corporation corrected the 2015 classification of $948,176,000 of cash and cash equivalents and short term investment fund. Approximately $638,291,000 and $309,885,000 were reclassified into the asset categories of other investments and U.S. government securities, respectively. These amounts were also reclassified from Level 1 to Level 2 based on the valuation techniques used to value the assets. Additionally, $488,581,000 in cash and cash equivalents and short term investments fund was reclassified from Level 1 to Level 2 based on the valuation techniques used to value the assets. This 2015 reclassification was due to management’s re-evaluation of the nature of the investments and does not impact the 2015 financial statements or the total plan assets previously reported rather just the presentation of the components of total plan assets in the table above.

The Master Trust recognizes transfers between levels of the fair value hierarchy as of the date of the change in circumstances that causes the transfer. During 2016, there were no transfers between Levels 1 and 2.

401(h) account

The assets in the 401(h) account are held outside the Master Trust in a separate trust. The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2016 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short term investment fund	$1,236	$—	$1,236
Corporate stock—common	4	—	4
Common collective trusts(a)	—	1,884	1,884
Registered investment companies (Mutual funds)	4,313	—	4,313

Total investment assets at fair value	$5,553	$1,884	$7,437

Receivables, net			66

Total net assets			$7,503

The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2015 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short term investment fund	$79,895	$—	$79,895
Corporate stock—common	10,102	—	10,102
Common collective trusts(a)	—	38,708	38,708
Registered investment companies (Mutual funds)(b)	18,143	—	18,143

Total investment assets at fair value	$108,140	$38,708	$146,848

Receivables, net			284

Total net assets			$147,132

(a)	Common Collective Trusts, have been measured at fair value using the net asset value per share (or its equivalent) and not as a practical expedient which accordingly is classified in the fair value hierarchy.
(b)	The Corporation corrected the 2015 leveling of $18,143,000 of registered investment companies (mutual funds) from Level 2 to Level 1 based on the valuation techniques used to value the assets. This 2015 reclassification was due to management’s re-evaluation of the nature of the investments and does not impact the 2015 financial statements or the total plan assets previously reported rather just the presentation of the components of total 401(h) account assets in the table above.

The 401(h) account recognizes transfers between levels of the fair value hierarchy as of the date of the change in circumstances that causes the transfer. During 2016, there were no transfers between Levels 1 and 2.

Valuation Techniques

Cash equivalents and short term investment fund categorized as Level 1 are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value. Cash equivalents and short term investment fund categorized as Level 2 are short-term government securities consisting of U.S. treasuries and U.S. agency issues.

Common and preferred stocks categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year.

Common collective trusts (CCT) and registered investment companies (e.g., mutual funds, ETFs, etc.) are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding and is based on the fair value of underlying investments held by the CCTs. Registered investment companies are traded at their NAV, determined and published daily, and are categorized as Level 1. Common collective trusts are traded at their NAV, determined daily or monthly depending on the CCT. CCTs are categorized as Level 2 because the NAVs, although readily determinable, are not published on an active exchange nor publicly available.

Corporate debt securities, U.S. Government securities and other investments categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. The Trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager. Other investments include securities issued by government-sponsored entities, collateralized mortgage obligations, municipals, auto loan receivables, asset-backed securities, foreign government securities, credit card receivables, and repurchase agreements.

Self-directed brokerage account (SDBA) investments categorized as Level 1 are primarily cash equivalents, common stock, and mutual funds. SDBA investments categorized as Level 2 are primarily corporate debt and other fixed income.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. The Master Trust held 36,868,637 and 39,994,362 shares of the Corporation’s common stock as of December 31, 2016 and 2015, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $276,593,000 for the year ended December 31, 2016. The Master Trust invests in certain investments that are sponsored by State Street Bank, the Trustee. These investments include the following: Government Short-Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

The Master Trust owed the Corporation $1,100,000 as of December 31, 2016 and 2015, for certain expenses paid by the Corporation in providing services to the Plan and certain other plans.

Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the Trustee of the 401(h) account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

5. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated October 17, 2013 that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Corporation’s counsel believe that the current design and operations of the Plan are in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as of December 31, 2016 and 2015 per the financial statements to the Form 5500 (in thousands):

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$30,888,246	$29,223,763
Add: Net assets held in 401(h) account per Form 5500	7,503	147,132
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,231	13,750

Net assets available for benefits per the Form 5500	$30,899,980	$29,384,645

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits.

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2016, per the financial statements to the Form 5500 (in thousands):

	Amounts per Financial Statements	401(h) account	Amounts per Form 5500
Interest and dividend income	$—	$194	$194
Net realized and unrealized gain	—	4,587	4,587
Health and welfare benefits paid to retirees	—	(144,321)	(144,321)
Administrative expense	—	(89)	(89)

	Amounts per Financial Statements	Differences	Amounts per Form 5500
Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$2,941,288	$31,767	$2,909,521
Administrative expenses	(34,324)	31,834	(2,490)
Interest income on notes receivable from participants	9,586	(9,586)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(4,231)	4,231
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	13,750	(13,750)

Differences in the Plan’s interest in the net investment gain in the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes. The Plan’s interest in the net investment gain in the Master Trust reported in the financial statements also differed from the related amount per the Form 5500 as a result of the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)*

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value
	Common Stock
	BP	101	$728	$636
	Enbridge Inc	4	175	169
	Koninklijke DSM NV	19	947	1,141
	Pembina Pipeline Corporation	4	133	125
	Royal Dutch	57	1,910	1,580

	Total Common Stock		$3,893	$3,651
	Value of Interest in Registered Investment Companies
**	Northern Institutional Funds Government Portfolio	4,313,482	4,313,482	4,313,482
	Common Collective Trust
**	Northern Trust Collective Aggregate Bond Index Fund-Non Lending	13,882	1,819,418	1,883,990
	Cash and cash equivalents	1,235,839	1,235,839	1,235,839

	Total 401(h) account***		$7,372,632	$7,436,962
	Notes receivable from participants (Interest rates ranging from 3.25% to 9.25%; varying maturities)		$—	$202,270,000

*	This schedule reflects the assets held in the 401(h) account and notes receivable from participants and excludes assets held in the Lockheed Martin Corporation Defined Contribution Plans Master Trust.
**	Party-in-interest for which a statutory exemption exists.
***	The 401(h) account’s net assets include interest and dividends receivable of $65,870.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date: June 22, 2017	by:	/s/ J. Richard Jager
J. Richard Jager
Vice President, Benefits

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm